SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2007

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from            to

Commission file number            333-135894

BNSF Railway Company
401(k) Plan for TCU Employees
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below.)

BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
BNSF Railway Company 401(k) Plan for TCU Employees

We have audited the accompanying statements of net assets available for benefits of the BNSF Railway Company 401(k) Plan for TCU Employees as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BNSF Railway Company 401(k) Plan for TCU Employees as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 30, 2008

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	As of December 31,
	2007		2006
Assets
Investments at fair value:
T. Rowe Price Stable Value Common Trust Fund	$19,352	*	$20,439	*
T. Rowe Price Equity Index Trust	14,559	*	15,706	*
T. Rowe Price Balanced Fund	11,651	*	12,525	*
BNSF Common Stock Fund	9,160	*	8,816	*
T. Rowe Price Retirement Funds (See Schedule H, Line 4i for detail)	5,161	*	4,276	*
T. Rowe Price Blue Chip Growth Fund	4,112	*	3,906
T. Rowe Price Equity Income Fund	3,577		4,165	*
T. Rowe Price Julius Baer Int’l Equity Fund	3,038		2,611
PIMCO Total Return Admin	2,682		2,203
Columbia Acorn USA Fund	1,895		2,307
Participant loans	1,572		1,758
Total investments at fair value	76,759		78,712

Cash	25		-

Total assets	76,784		78,712

Liabilities
Contributions owed to participants	-		2
Net assets available for benefits at fair value	76,784		78,710

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(114)		175

Net assets available for benefits	$76,670		$78,885

________________________________________________
* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended December 31,
2007
Additions to net assets:
Investment income:
Dividend income	$3,324
Interest income from participant loans	116
Net appreciation in fair value of investments	2,395
Total investment income	5,835

Participant contributions	2,972
Total additions to net assets	8,807

Deductions from net assets:
Benefit payments to participants	10,564
Asset transfers to other plans, net	458
Total deductions from net assets	11,022

Net decrease in net assets	(2,215)

Net assets available for benefits:
Beginning of year	78,885

End of year	$76,670

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the BNSF Railway Company 401(k) Plan for TCU Employees (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The purpose of the Plan is to offer eligible members of the Transportation Communications International Union (the Union), who are employees of BNSF Railway Company (the Company or the Employer) and affiliated participating companies who are covered by the collective bargaining agreement of the former Burlington Northern Railroad Company and the Union, a means to adopt a regular savings program and to provide a supplement to their retirement income.  The Company is a wholly owned subsidiary of Burlington Northern Santa Fe Corporation (BNSF). The Plan is administered by the Review Committee, two members of which are appointed by the Company and two members of which are appointed by the Union.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Company is responsible for the administration and operation of the Plan.  T. Rowe Price Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets.  T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services to the Plan.

Eligibility

An employee is eligible to participate in the Plan as soon as administratively practicable after becoming a qualified employee and completing 60 days of employment as a qualified employee.  If a former participant is re-employed, the employee will again become eligible to participate on the date the employee again becomes a qualified employee.  Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Certified Earnings, as defined under the Plan, is the total compensation (base pay plus overtime earnings) excluding allowances or reimbursements for expenses, severance benefits, and certain other benefit payments as set forth in the Plan.  Eligible employees may elect to have the Employer contribute up to 25% of their Certified Earnings to the Plan on their behalf on a pre-tax basis.  Employee-elected contributions, with respect to Certified Earnings, are made by means of regular payroll deductions.

In addition, participants may elect to have the Employer make Sick Leave Deposits to the Plan in lieu of compensation for unused sick time in accordance with an agreement between the Union and the Employer and as defined in the Plan.

During the 2007 Plan year, in accordance with the provisions of the Internal Revenue Code (IRC), no participant could elect more than $20.5 thousand in before-tax contributions, which includes a $5 thousand limit for catch-up contributions for participants who are 50 years of age or older.  The Plan provides that annual contributions for highly compensated employees (as defined by law) may be limited based on the average rate of contributions for lower compensated employees. In no event may the total of employee elected before-tax contributions, employee after-tax contributions, and the Employer’s matching contributions exceed the lesser of $45 thousand or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers BNSF’s common stock, sixteen mutual funds, and two collective investment trusts operated by an affiliate of the Trustee as investment options for participants.

Participants may allocate their contributions to any or all the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan and the relevant investment prospectus.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance.  Loan terms can be up to five years, and participants may have only one loan outstanding at any time.  Loans are repaid ratably by payroll deduction for active employees or by check for inactive employees, and loan repayments and interest are credited to the participant’s accounts based on their investment allocation.  The loans are secured by the participant’s entire interest in the Plan and bear interest at prime rate plus 1%.  Interest rates on loans outstanding as of December 31, 2007 ranged from 5.00% to 10.50%.

Benefit Payments to Participants

The full value of a participant's account becomes available upon termination of employment, retirement, total and permanent disability or participant death, and becomes available for withdrawal upon attainment of age 59 ½ or hardship (as defined in the Plan).  Earnings on pre-tax contributions credited after December 31, 1988, may not be withdrawn for hardship.  Participants may elect to receive a distribution from their accounts in a lump sum or in the form of annual or more frequent installments over a period specified by the participant.  A participant who terminates employment prior to age 65 will receive a distribution at age 65, but may request to receive a distribution or commence receiving installments at any time prior to attainment of age 65.  A distribution of all benefits must occur or distributions in installments must commence by April 1 following the calendar year in which the participant attains age 70 ½.  In the event of the death of the participant before installment payments have begun, the participant’s beneficiary will receive a lump sum distribution of the participant’s account.  If installment payments have commenced, they will continue to be made to the participant’s beneficiary.  Immediate lump sum distributions are required in the case of accounts valued at $5 thousand or less.   Mandatory lump sum distributions which are greater than $1 thousand are transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll it over into another eligible retirement plan.

Plan Expenses

All administrative expenses of the Plan are paid by the Employer.  For the year ended December 31, 2007, the Employer incurred less than $10 thousand in administrative expenses on behalf of the Plan.

Plan Amendment and Termination

The Plan may be amended at any time.  No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment.  In the event the Plan is terminated, each participant shall receive the fair value of Plan assets in his or her account.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

The Plan is subject to the provisions of ERISA applicable to defined contribution plans.  Since the Plan provides for an individual account for each participating employee and for benefits based solely on the amount contributed to the participant's account, and any income, expenses, gains and losses attributed thereto, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of BNSF’s common stock allocated to the participant’s account.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investments as well as the adjustment of the investment from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The investment in common stock is valued at quoted market prices; investments in registered investment companies are valued at the quoted net asset value of the respective investment company; the investments in the collective investment trusts are carried at the value of their underlying investments; and loans to participants are valued at their outstanding balances, which approximates their fair value

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded when earned.  The net appreciation in fair value of investments consists of realized and unrealized gains and losses on investments.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

Investment Contracts

One of the Plan’s collective investment trusts, the T. Rowe Price Stable Value Common Trust Fund (the Fund), invests principally in investment and synthetic investment contracts (SICs) and short-term investments issued by banks, insurance companies, and other high-quality issuers.  The crediting rate for SICs is recalculated quarterly, and these contracts do not provide for a minimum crediting rate.  The total return of the Fund, net of fees, was 4.93% and 4.65% for the years ended December 31, 2007 and December 31, 2006, respectively. The crediting interest rate for the contracts and short-term investments had a range from 3.45% to 5.85% as of December 31, 2007 and 3.45% to 5.93% as of December 31, 2006. The contracts have scheduled maturities from January 15, 2008 to June 11, 2050.  No valuation reserve was recorded at December 31, 2007 and 2006.

Benefit Payments to Participants

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan's Statement of Net Assets Available for Benefits.

NOTE 3: NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year Ended December 31, 2007
Registered investment companies	$303
Collective investment trusts	855
BNSF Common Stock Fund	1,237
Net appreciation in fair value of investments	$2,395

NOTE 4: RELATED PARTIES

The Plan invests in shares of mutual funds and collective investment trusts managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.  The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund.  The Plan recorded purchases of $1.7 million and sales of $2.3 million of BNSF’s common stock during the year ended December 31, 2007.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 5: INCOME TAX STATUS

The Company received a determination letter on July 27, 2001 from the Internal Revenue Service (IRS) which stated that the Plan, as amended, was a qualified plan under Sections 401(a) and (k) of the IRC.  This determination letter does not cover amendments seven through twelve made to the Plan.  However, the plan administrator and tax counsel believe the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants' salaries as pre-tax contributions are not income taxable to the participants until withdrawn or distributed.  Income and gains on contributions applicable to participants are not taxable to participants until withdrawn or distributed.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

NOTE 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include benefit payments to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500.  Additionally, the Department of Labor requires net assets available for benefits to be reported at fair value on Form 5500.  Plan financial statements report net assets available for benefits at contract value.

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	December 31,
	2007	2006
Net assets available for benefits from the financial statements	$76,670	$78,885
Adjustment from contract value to fair value for interest in TCU 401(k) plans relating to fully benefit-responsive investment contracts	114	(175)
Net assets available for benefits from Form 5500	$76,784	$78,710

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007
(Dollars in thousands)

Attachment to Form 5500, Schedule H, Line 4i:			EIN 41-6034000
			Plan # 001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	T. Rowe Price Stable Value Common Trust Fund	Collective Investment Trust	$19,352
*	T. Rowe Price Equity Index Trust	Collective Investment Trust	14,559
*	T. Rowe Price Balanced Fund	Registered Investment Company	11,651
*	BNSF Common Stock Fund	Company Stock	9,160
*	T. Rowe Price Blue Chip Growth Fund	Registered Investment Company	4,112
*	T. Rowe Price Equity Income Fund	Registered Investment Company	3,577
*	T. Rowe Price Julius Baer Int’l Equity Fund	Registered Investment Company	3,038
	PIMCO Total Return Admin	Registered Investment Company	2,682
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	1,984
	Columbia Acorn USA Fund	Registered Investment Company	1,895
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,730
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	605
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	598
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	89
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	79
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	38
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	19
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	11
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	8
*	Participant loans	Interest rates of 5.00% - 10.50% maturing through December 26, 2012	1,572
			$76,759

*	Represents a party-in-interest, as defined by ERISA.

	Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure
	of cost information is required.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            BNSF Railway Company
                            401(k) Plan for TCU Employees

                            By:  /s/ Scott Rynearson
                                    Assistant Vice President Compensation and Benefits

Date:   June 30, 2008

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

EXHIBITS

Exhibit No.
23.1	Consent of Whitley Penn LLP